

December 6, 2022

Christiana Obiaya
Chief Financial Officer
Heliogen, Inc.
130 West Union Street
Pasadena, CA 91103

>   **Re: Heliogen, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2021**
>   **Filed March 31, 2022**
>   **File No. 001-40209**

Dear Christiana Obiaya:

　　We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to this comment, we may have additional comments.

Amendment to Form 10-K for the fiscal year ended December 31, 2021

10. Share-based Compensation, page F-27

1.　　You disclose that the estimated fair value of your common stock was measured at fair value using the Black–Scholes option pricing model which used a probability-weighted method considering two potential outcomes: a merger with a special purpose acquisition company exit scenario and a stay private scenario. Additionally you applied a discount for lack of marketability. Your quarterly reports for the periods ended September 30, 2022, June 30, 2022 and March 31, 2022 do not disclose any accounting policy changes and the reasonably likely material future effects of those changes upon becoming a public company. Tell us how the stock-based compensation disclosure in your quarterly reports satisfies the requirements of ASC 718-10-50 and Item 303(b)(3) of Regulation S-K regarding critical accounting estimates or revise your disclosure accordingly. See Question 4 of SAB Topic 14B.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at (202) 551-3650 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation